UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-41401

Prenetics Global Limited

Unit 703-706, K11 Atelier King’s Road
728 King’s Road, Quarry Bay
Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  Form 40-F

EXPLANATORY NOTE

May 20, 2024 - Prenetics Global Limited (“Company”) hereby announces that the terms of two members of the Company’s Board of Directors (“Board”), Mr. Ian Ying Woo, the Chair of the Audit Committee, and a member of the Compensation Committee of the Company, and Dr. Cui Zhanfeng, have ended, and that their terms on the Board will not be renewed.

The decision was made as part of the Company’s strategic realignment to focus on new business areas related to consumer health, and reflects the Company’s commitment to ensuring that the Board’s composition reflects the expertise needed to drive these initiatives forward. The decision did not arise or result from any disagreement between Mr. Woo or Dr. Cui with the Company.

Mr. Woo and Dr. Cui have served on the Board since 2022 and their term on the Board ended on May 17, 2024. The Company extends its gratitude to both directors for their dedication, contribution and leadership of the Company during their tenure.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prenetics Global Limited

	By:	/s/ Lo Hoi Chun
	Name:	Lo Hoi Chun
	Title:	Chief Financial Officer

Date: May 20, 2024